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                                                                   EXHIBIT 12.01



               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                        (in thousands, except ratio data)


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                                     QUARTER ENDED
                                     DECEMBER 27,                             FISCAL YEARS ENDED SEPTEMBER 30,
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                                        2002                 2002            2001            2000           1999            1998

Income (loss) before provision
(benefit) for taxes on income        $ 1,529            $(255,653)      $(317,305)      $ (65,339)      $(13,269)      $ (42,203)

Add -- Fixed charges net of
capitalized interest                   6,626                6,587           1,617             411            550             695
                                     -----------------------------------------------------------------------------------------------
Income before taxes and fixed
charges (net of capitalized
interest)                              8,155             (249,066)       (315,688)        (64,928)       (12,719)        (41,507)
                                     -----------------------------------------------------------------------------------------------
Fixed charges:
Interest                               5,462                4,227              --              --             --              --
Amortization of debt issuance costs      272                   --              --              --             --              --
Capitalized interest                      --                   --              --              --             --              --

Estimated interest component of
rental expense                           892                3,360           1,617             411            550             695
                                     -----------------------------------------------------------------------------------------------
Total                                  6,626                6,587           1,617             411            550             695
                                     -----------------------------------------------------------------------------------------------
Ratio of earnings before taxes and
fixed charges, to fixed charges          1.2                 (1)             (2)              (3)            (4)              (5)
                                     ===============================================================================================

(1) As a result of the loss incurred in fiscal 2002, the Company was unable to fully cover fixed charges. The amount of such deficiency during fiscal 2002 was approximately $256 million.

(2) As a result of the loss incurred in fiscal 2001, the Company was unable to fully cover fixed charges. The amount of such deficiency during fiscal 2001 was approximately $317 million.

(3) As a result of loss incurred in fiscal 2000, the Company was unable to fully cover fixed charges. The amount of such deficiency during fiscal 2000 was approximately $65 million.

(4) As a result of the loss incurred in fiscal 1999, the Company was unable to fully cover fixed charges. The amount of such deficiency during fiscal 1999 was approximately $13 million.

(5) As a result of the loss incurred in fiscal 1998, the Company was unable to fully cover fixed charges. The amount of such deficiency during fiscal 1998 was approximately $42 million.